UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009F105		13G/A	Page 2 of 7 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Venture Fund 2005, L.P. EIN No.: 20-1330342
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,086,949 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,086,949 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,949 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.27%*
12.	TYPE OF REPORTING PERSON PN

*	Percentage is calculated using as the numerator, the total number of shares of Common Stock held by the Reporting Person (which includes a warrant to purchase 295,348 shares of Common Stock), and as the denominator, 28,406,266 shares of Common Stock outstanding, plus the 295,348 shares of Common Stock held by the Reporting Person in the form of a warrant.

2

CUSIP No. 63009F105		13G/A	Page 3 of 7 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 296,822 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 296,822 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,822 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.04%*
12.	TYPE OF REPORTING PERSON* PN

*	Percentage is calculated using as the numerator, the total number of shares of Common Stock held by the Reporting Person (which includes a warrant to purchase 42,007 shares of Common Stock), and as the denominator, 28,406,266 shares of Common Stock outstanding, plus the 42,007 shares of Common Stock held by the Reporting Person in the form of a warrant.

3

CUSIP No. 63009F105		13G/A	Page 4 of 7 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates III-B, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,511 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,511 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,511 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%*
12.	TYPE OF REPORTING PERSON PN

*	Percentage is calculated using as the numerator, the total number of shares of Common Stock held by the Reporting Person (which includes a warrant to purchase 921 shares of Common Stock), and as the denominator, 28,406,266 shares of Common Stock outstanding, plus the 921 shares of Common Stock held by the Reporting Person in the form of a warrant.

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Nanosphere, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 4088 Commercial Avenue, Northbrook, Illinois 60062.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2005, L.P., a Delaware limited partnership (“BCVF”), (2) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), and (3) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”).

Bain Capital Venture Partners 2005, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP III and BCIP III-B. BCVI is attorney-in-fact of BCI.

BCVF, BCIP III LLC and BCIP III-B LLC have entered into a Joint Filing Agreement, dated February 14, 2008 , pursuant to which BCVF, BCIP III LLC and BCIP III-B LLC have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BVP, BCVI and BCI is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Item 2	(c).	Citizenship

Each of the Reporting Persons, BVP, BCVI and BCI is organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 63009F105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 2,390,282 shares of Common Stock of the Company (including warrants to purchase 338,276 shares of Common Stock of the Company), representing, in the aggregate, 8.32% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 28,406,266 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 29, 2010 based on the Company Form 10-Q for the period ended September 30, 2010.*

As of the close of business on December 31, 2010, the following shares were owned by the Reporting Persons:

BCVF owned 2,086,949 shares of Common Stock of the Company (including a warrant to purchase 295,348 shares of Common Stock of the Company), representing approximately 7.27% of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

BCIP III LLC owned 296,822 shares of Common Stock of the Company (including a warrant to purchase 42,007 shares of Common Stock of the Company), representing approximately 1.04% of the Outstanding Shares. BCIP III LLC acts by and through its manager and sole member, BCIP III. BCIP III acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

BCIP III-B LLC owned 6,511 shares of Common Stock of the Company (including a warrant to purchase 921 shares of Common Stock of the Company), representing approximately 0.02% of the Outstanding Shares. BCIP III-B LLC acts by and through its manager and sole member, BCIP III-B. BCIP III-B acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

See Item 4(a) hereof.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

BCVF 2,086,949 BCIP III LLC 296,822 BCIP III-B LLC 6,511

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct the disposition of:

BCVF 2,086,949 BCIP III LLC 296,822 BCIP III-B LLC 6,511

		(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.
*	Percentage is calculated using as the numerator, the total number of shares of Common Stock held by the Reporting Persons (which includes warrants to purchase 338,276 shares of Common Stock), and as the denominator, 28,406,266 shares of Common Stock outstanding, plus the 338,276 shares of Common Stock held by the Reporting Persons in the form of a warrant.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011

BAIN CAPITAL VENTURE FUND 2005, L.P.
By Bain Capital Venture Partners 2005, L.P.,
its general partner
By Bain Capital Venture Investors, LLC,
its general partner

BCIP ASSOCIATES III, LLC
By BCIP Associates III,
its sole member
By Bain Capital Investors, LLC,
its managing partner
By Bain Capital Venture Investors, LLC,
its attorney-in-fact

BCIP ASSOCIATES III-B, LLC
By BCIP Associates III-B,
its sole member
By Bain Capital Investors, LLC,
its managing partner
By Bain Capital Venture Investors, LLC,
its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka
Managing Director